

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 30, 2016

Dr. Brian Murphy
Chief Executive Officer and Chief Medical Officer
Nemus Bioscience, Inc.
650 Town Center Drive, Suite 1770
Costa Mesa, CA 92626

> **Re: Nemus Bioscience, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 22, 2016**
> **File No. 333-214761**

Dear Dr. Murphy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at (202) 551-6553 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Daniel Rees
         Latham &Watkins LLP